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Filed by Provident Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Provident Bancorp, Inc.
Commission File No. 001-39090

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NB Bancorp, Inc. and Provident Bancorp, Inc. Enter Into Definitive Merger Agreement
Key Highlights:
•	Merger expands Needham Bank’s branch footprint into the North Shore of Massachusetts and New Hampshire
•	The merger is expected to be approximately 19% accretive to NB Bancorp, Inc.’s earnings per share in 2026, the first full year of combined operations, assuming full phase-in of cost savings
•	Needham Bank will remain well capitalized with high levels of liquidity after the merger
Needham, MA and Amesbury, MA, June 5, 2025 – NB Bancorp, Inc. (“Needham”) (Nasdaq: NBBK), the holding company for Needham Bank, and Provident Bancorp, Inc. (“Provident”) (Nasdaq: PVBC), the holding company for BankProv, today announced that they have entered into a definitive merger agreement for Provident to merge with and into Needham in a stock and cash transaction. Needham anticipates that promptly following the merger of Provident into Needham, BankProv will merge with and into Needham Bank.

Under the terms of the merger agreement, which was unanimously approved by both boards of directors, stockholders of Provident will receive for each share of Provident common stock, at the holder’s election, either (i) 0.691 shares of Needham common stock (the “Stock Consideration”) or (ii) $13.00 in cash (the “Cash Consideration”), subject to allocation procedures to ensure that 50% of the shares of Provident common stock will receive the Stock Consideration. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for Provident stockholders for the Stock Consideration they will receive. Needham anticipates issuing approximately 5.9 million shares of its common stock in conjunction with the merger. The value of the transaction is  estimated to be $211.8 million based on Needham’s share price of $16.62 at the close of business on June 4, 2025. The transaction dilutes Needham’s tangible book value by approximately 6.1% and is expected to have an earn back period of approximately 2.7 years.

The merger is expected to be completed in the fourth quarter of 2025, subject to the satisfaction of various conditions, including the affirmative vote by the holders of a majority of Provident shares and the receipt of required regulatory approvals from applicable state and federal regulators. No vote of Needham stockholders is required. All Provident directors and executive officers have agreed to vote in favor of the merger. As part of the merger, Joseph B. Reilly, President and Chief Executive Officer of Provident, will join the board of directors of Needham and Needham Bank.

The combined organization will operate 18 branches across Metrowest, Greater Boston, the North Shore in Massachusetts and Southern New Hampshire. Total assets at transaction close are expected to be approximately $7.1 billion, with $5.9 billion in total deposits and $6.1 billion in total loans. The pro forma company is expected to be the sixth largest Massachusetts-based bank in the Boston MSA based on deposit market share. Needham will continue to exceed regulatory minimums to be considered well-capitalized and will continue to maintain significant liquidity after the merger.

“This merger allows Needham Bank to expand into attractive market areas on the Massachusetts North Shore and in Southern New Hampshire where we already have a concentration of business clients. While we have a strong record of organic growth, this merger allows us to further leverage the capital we raised in late 2023 and continue to grow and expand our existing client base with branches in new markets,” commented Joseph P. Campanelli, Chairman, President and Chief Executive Officer of Needham. He added that “Needham prides itself on being a nimble, future ready organization that takes a relationship approach to the businesses and consumers we serve. BankProv shares that same philosophy, making this a good fit culturally for both organizations.”

“Both organizations have a long history of serving our communities with a focus on ‘relationships, agility and entrepreneurship’ in banking. Combined, we will offer an expanded product line of commercial and consumer products that will provide real value to our market areas. This merger benefits our customers and provides a good return for our stockholders. We look forward to seeing Needham continuing to build on what they have accomplished over the past 133 years,” remarked Joseph B. Reilly, President and Chief Executive Officer of BankProv.

BankProv was founded in 1828 and conducts business through seven branch locations on the North Shore of Massachusetts and in southern New Hampshire, and a loan office located in Ponte Vedra Beach, Florida. At March 31, 2025, BankProv had $1.6 billion in total assets, $1.2 billion in total deposits and $1.3 billion in gross loans.

Keefe Bruyette & Woods, Inc., A Stifel Company, served as financial adviser and Nutter McClennen & Fish LLP served as legal counsel to Needham. Piper Sandler & Co. served as financial adviser and Luse Gorman, PC served as legal counsel to Provident.

ABOUT NB BANCORP, INC.
NB Bancorp, Inc. (Nasdaq Capital Market: NBBK) is the registered bank holding company of Needham Bank. Needham Bank is headquartered in Needham, Massachusetts, which is approximately 17 miles southwest of Boston's financial district. Known as the "Builder's Bank," Needham Bank has been helping individuals, businesses and non-profits build for their futures since 1892. Needham Bank offers an array of tech-forward products and services that businesses and consumers use to manage their financial needs. For more information, please visit https://NeedhamBank.com.

ABOUT PROVIDENT BANCORP, INC.
Provident Bancorp, Inc. (Nasdaq: PVBC) is the holding company for BankProv, a full-service commercial bank headquartered in Massachusetts. With retail branches in the North Shore of Massachusetts and in southern New Hampshire, commercial banking offices in the Manchester/Concord market in Central New Hampshire and a loan office located in Ponte Vedra Beach, Florida, BankProv delivers a unique combination of traditional banking services and innovative financial solutions to its markets. For more information, visit www.bankprov.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Needham and Provident, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the proposed transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; potential adverse reactions or changes to customer or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the inability to timely implement onboarding or transition plans and other consequences associated with the merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the failure to obtain Provident shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Needham or Provident in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention to transaction-related issues instead of ongoing business operations and opportunities; the dilution caused by Needham’s issuance of additional shares of its capital stock in connection with the proposed transaction; continued pressures and uncertainties within the banking industry and Needham and Provident’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for credit losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; the impacts of tariffs, sanctions and other trade policies of the United States and its global trading counterparts; changes in general economic conditions, including potential recessionary conditions; and changes in the securities markets and other risks and uncertainties.

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Needham’s and Provident’s respective 2024 Annual Reports on Form 10-K. Needham’s and Provident’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at nbbancorp.com and investors.bankprov.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Needham and Provident claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

NO OFFER OR SOLICITATION
This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Needham or Provident, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to  registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, Needham intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Provident and a Prospectus of Needham (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. INVESTORS AND STOCKHOLDERS OF NEEDHAM AND PROVIDENT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Provident will mail the definitive proxy statement/prospectus to its shareholders. Provident shareholders are also urged to carefully review and consider Needham’s and Provident’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement on Form S-4 and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Needham and Provident, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Needham’s Investor Relations via email at ir@needhambank.com or by telephone at (781) 474-5408, or to Provident Investor Relations via email at kfisher@bankprov.com or by telephone at (603) 318-2660.

PARTICIPANTS IN THE SOLICITATION
Provident and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Provident in connection with the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2025, its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, and other documents filed by Provident with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Contacts:
NB Bancorp, Inc.: Investor contact: JP Lapointe, EVP and CFO ir@needhambank.com (781) 474-5408	Provident Bancorp, Inc.: Investor Contact: Ken Fisher, EVP and CFO kfisher@bankprov.com (603) 318-2660

Media contact: Karen Marryat, SVP, Chief Marketing Officer kmarryat@needhambank.com (781) 474-5460	Media contact: Kathleen Barrett, SVP, Director of Marketing kbarrett@bankprov.com (603) 334-1251